Exhibit 99.1

MANITOBA 2020/21 Mid-Year Report – Fiscal and Economic Update Honourable Scott Fielding Minister of Finance December 2020 Manitoba

Highlights from the Report: ï,· Manitoba has committed $3.2 billion to address the COVID-19 pandemic in our province so far, including spending to address and mitigate the impacts of the pandemic this year and future year spending to help the recovery. ï,· COVID-19-related health spending is approximately $633 million this year, including significant expenditures on personal protective equipment and related supplies, contact tracing, and other investments. ï,· Manitoba’s spending is estimated as the third highest level of commitment among provinces on a per capita basis and as a share of GDP. ï,· The federal government is contributing $648 million to Manitoba’s COVID-19 response, or approximately 20% of our total commitment level. ï,· Manitoba’s multi-pronged COVID-19 response is delivering the right programs to support Manitobans and all sectors of our economy and society at the right time – programs that support those most in need, helping bridge the gaps for businesses impacted by lockdowns, and investing in the safety of Manitobans of all ages. ï,· The economic recovery will be protracted and uneven, but the government will continue to invest in the recovery and to reinforce our public health, economic and fiscal resilience.

PROVINCE OF MANITOBA	2020/21 MID-YEAR REPORT

INTRODUCTION

The 2020/21 Mid-Year Report presents the full fiscal year-end forecast to March 31, 2021 compared to Budget 2020, and an update on the evolving economic situation in Manitoba. There remains significant uncertainty in forecasting the remaining months, as Manitoba continues to realize the fiscal and economic impacts of the COVID-19 “second wave” and associated public health restrictions.

However, based on the best available evidence and without knowing the extent to which there will be a “third wave”, Manitoba is currently anticipating to see a record-sized deficit for fiscal year 2020/21. This update reflects a modest improvement in the fiscal picture since the first quarter report was released in September. This is primarily due to the ability to recognize federal transfer supports of $648 million which is serving to offset approximately 20% of the anticipated provincial expenditures of $3.2 billion.

The ongoing resurgence of COVID-19 in Manitoba during the fall and early winter is creating unprecedented challenges for the health care system, Manitobans, and the economy, and additional support measures were called for to protect Manitobans and to support local businesses. In addition to increasing health protection measures, including the purchase of personal protective equipment and investments in testing and contact tracing, significant new supports have been announced since the first quarter report and throughout the level orange and ongoing level red restriction phases, including the following:

Millions of Dollars
Manitoba Bridge Grant	200
Safe Schools Fund and Safe Restart Contingency Fund	185
Safe Restart Agreement Funding to Municipalities	106
Long-term Recovery Fund	50
Caregiver Wage Support Program	35
Pandemic Staffing Support Benefit	10

Total New Measures	586

Inclusive of these programs, as at December 4th, Manitoba has committed $3.2 billion in response to the health, social, and economic impacts of the pandemic. This is the third highest level of estimated per capita and per GDP support in the country. The government will continue to invest when and where it is needed, ensuring that the public health response and individual and business supports are in place, as we continue to battle COVID-19 and look ahead to vaccine deployment and the longer-term recovery.

Provincial COVID-19 Response Spending

	Total Commitment $ billions	Share of GDP (2019)	Per GDP Share Rank	Per Capita 2019	Per Capita Rank
QC	35.2	7.6	1	$4,140	1
ON	45.0	5.0	2	$3,094	2
MB	3.2	4.3	3	$2,337	3
BC	9.5	3.1	4	$1,856	4
SK	1.8	2.2	5	$1,535	5
NS	0.9	1.9	6	$928	8
NB	0.7	1.8	7	$901	9
NL	0.6	1.7	8	$1,146	7
AB	5.9	1.7	9	$1,353	6
PE	0.1	1.3	10	$636	10

Note: Information is up to December 4th. Commitment amounts are inclusive of federal direct transfers to provinces for COVID-19 response.

Sources: Government publications, Parliamentary Budget Officer and Statistics Canada.

PROVINCE OF MANITOBA	2020/21 MID-YEAR REPORT

2020/21 Fiscal Update

Millions of Dollars	Forecast	Budget	Change from Budget
Revenue	17,365	17,737	(372)
Expense	19,413	17,957	1,456

Net Income (Loss)	(2,048)	(220)	(1,828)

Summary Net Debt	27,668	26,436	1,232

Net Debt to GDP	38.7%	34.2%	4.5%

Projections for the 2020/21 fiscal year show a revised deficit of $2,048 million. The explanation for the difference between the projected deficit and the $3.2 billion of COVID-19 commitments is provided below.

Revenue is forecasted to be $372 million lower than Budget as a result of the economic shutdown. The improvement in the revenue forecast from the first quarter report is due principally to $648 million of federal transfers to Manitoba for COVID-19 spending. The forecast also includes $29 million of Disaster Financial Assistance revenue from the federal government, mainly related to the 2019 October Severe Weather event. The provincial-source revenue decline is largely related to decreased projections for income and other tax and own source revenues, and decreased revenue from the Manitoba Liquor and Lotteries Corporation, primarily as a result of the ongoing casino closures during the fiscal year. These forecasts remain speculative because the trajectory of the pandemic in Manitoba and beyond our borders remains uncertain.

Expenses are forecasted to be over budget by a net of $1,456 million, which reflects $1,803 million in additional accounting charges on COVID-19 relief programs, significant investments in the public health response, which are partially offset by a reduction of $347 million in other base-budget expenditures.

Manitoba’s net debt is projected to reach $27,668 million, an increase of $1,232 million from Budget, resulting in a debt-to-GDP of 38.7%.

PROVINCE OF MANITOBA	2020/21 MID-YEAR REPORT

CHANGES FROM BUDGET

The following waterfall graph illustrates the components of the deficit projection for 2020/21. Beginning with the forecasted deficit at Budget 2020 of $220 million, the changes in revenues and expenditures, primarily driven by COVID-19, result in the updated deficit forecast of $2,048 million.

Note: revenue and expenditures components are further described below. GBEs are government business enterprises, including Manitoba Liquor and Lotteries, Manitoba Public Insurance, and Manitoba Hydro.

The following charts illustrate the revisions to the deficit forecasts for 2020/21 since Budget 2020 was tabled on March 19, the week after that the World Health Organization declared COVID-19 a pandemic. As the health and economic impacts of COVID-19 became clearer and more significant, the costs associated with the provincial response increased. This is reflected in the substantial growth of expenses over the summer and fall months. The revenue impact had been modestly overestimated between the spring and early fall updates due primarily to uncertainties in the economic modelling during onset of the pandemic. Federal transfers to Manitoba to support the province’s COVID-19 response have also improved the deficit picture, as illustrated by the green box.

PROVINCE OF MANITOBA	2020/21 MID-YEAR REPORT

PROVINCE OF MANITOBA	2020/21 MID-YEAR REPORT

Key Changes to 2020-21 Revenue

Millions of Dollars
Summary Budget - Revenue	17,737
Revenue Lost due to COVID:
Taxation Revenue
Individual Income Tax	(256)
Corporation Income Tax	(141)
Retail Sales Tax	(44)
Other Taxes	(338)

Total Taxation Revenue	(779)
Other Own Source Revenue	(103)
Government Business Enterprises	(127)

Total Revenue Lost due to COVID	(1,009)
Federal COVID Transfers	648

Net Revenue Lost due to COVID	(361)
Other Revenue Changes	(11)

Net Decrease in Revenue	(372)

Revenue Forecast	17,365

Revenue is currently projected to be $1,009 million lower than budget due to the unforeseen economic impacts resulting from the COVID-19 pandemic that are offset primarily by $648 million of incremental federal transfers, resulting in net decrease in revenue of $372 million. This revenue forecast remains uncertain as it is unknown how the remainder of the fiscal year will unfold from a public health and economic perspective.

The forecast for total taxation revenue has decreased by $779 million compared to Budget. Significant changes in the taxation revenue forecast compared to Budget include:

•	Personal Income Tax revenue is $256 million below budget due to a deterioration in household income due to the COVID-19 pandemic.

•	Corporate Income Tax revenue is $141 million below budget due to a decline in corporate profits due to the COVID-19 pandemic.

•

Retail Sales Tax (RST) revenue is $44 million below budget; this reflects a decrease in RST collections as a result of COVID-19 and the elimination of RST on property insurance, which is partially offset by the deferral of the 1% RST rate decrease.

•

Other Taxes revenue is $338 million below budget mainly due to the green levy of $25-per-tonne of carbon emissions that did not proceed because of COVID-19 and a slight decline in the other tax categories.

Other Own Source Revenue is forecasted to decrease $103 million due to a general decline in fees and other revenue collections.

PROVINCE OF MANITOBA	2020/21 MID-YEAR REPORT

Net Income from Government Business Enterprises is forecasted to decrease $127 million from Budget. The forecast reflects a decline in revenue from the Manitoba Liquor and Lotteries Corporation, mainly due to the closure of the casinos. The forecast assumes partial operations will resume in February 2021. However, if casinos remain closed longer, it is estimated that each additional month of casino and VLT closures will result in a further decrease in revenue of approximately $40 million. Manitoba Public Insurance is forecasting to be over budget even after the one-time $110 million rebate paid to customers in the spring and the recently announced second rebate of $69 million to be paid in the last quarter of the fiscal year. Manitoba Public Insurance claims are materially under budget, due primarily to less traffic on the roads.

Millions of Dollars	Forecast	Budget	Change
Manitoba Liquor and Lotteries Corporation	438	650	(212)
Deposit Guarantee Corporation of Manitoba	28	27	1
Manitoba Hydro-Electric Board	111	47	64
Manitoba Public Insurance Corporation	68	48	20
Contingency	(25)	(25)	—

Net Income of Government Business Enterprises	620	747	(127)

MANITOBA’S FEDERAL COVID-19 FUNDING ALLOCATION

The federal contributions to support Manitoba’s COVID-19 response of $648 million include the following programs:

Millions of Dollars
Safe Restart Agreement	418
Risk Recognition Program	90
Workforce Development Agreement increase	38
Caregiver Wage Support Program	17
Safe Return to Class Fund	85

Total New Federal Revenue	648

Manitoba’s total allocation under the Canada-Manitoba Safe Restart Agreement (SRA) of $417.8 million is categorized across seven priority areas, with six under provincial areas of responsibility, including: Testing, Contact Tracing, and Data Management; Health Care System Capacity; Vulnerable Populations; Municipalities and Transit; Personal Protective Equipment; and, Child Care for Returning Workers. An additional category, Pan-Canadian Sick Leave, is under federal responsibility for delivery.

Manitoba’s current spending commitments for COVID-19 are approximately $3.2 billion, including supports for the health and social services systems, the education system, municipalities, business supports, supports for households and vulnerable populations, as well as multi-year investments in infrastructure to help restart the economy and upgrade health care infrastructure.

Commitments for 2020/21 are at approximately $2.6 billion, including the $1.8 billion in program expenditures, base-budget amounts that have been repurposed for COVID-19 and other non-expensed support like tax and fee deferrals; additional supports and initiatives throughout the fall and winter will

PROVINCE OF MANITOBA	2020/21 MID-YEAR REPORT

be considered to meet needs as required. Of these, over $1 billion are qualified for reimbursement under the SRA. Manitoba is spending more than double the federal funding allocation under the SRA.

In addition, Manitoba recently announced that the full federal allocation from the Safe Return to Class Fund of $85.4 million will be distributed to schools in addition to the $100 million provincial commitment announced earlier this year. The Workforce Development Agreement funding that includes a one-time increase this year of $38 million will be used to support workers and businesses affected by COVID-19 through employment and training supports. The recently-launched Caregiver Wage Support Program is cost-shared with the federal government, providing a $5 per hour wage supplement to eligible front-line workers that provide direct patient or residential care to vulnerable Manitobans, between November 1, 2020 and January 10, 2021.

PROVINCE OF MANITOBA	2020/21 MID-YEAR REPORT

Key Changes to 2020-21 Expenditure

Millions of Dollars
Summary Budget - Expenditure	17,957
COVID-19 Related Health Costs	633
Safe School Fund / Safe Restart Contingency Fund
Federal Contribution	85
Provincial Contribution	100

Total Safe School Fund / Safe Restart Contingency Fund	185
Risk Recognition Program
Federal Contribution	90
Provincial Contribution	30

Total Risk Recognition Program	120
Safe Restart Agreement (Municipal and Transit)
Federal Contribution	106
Caregiver Wage Support Program
Federal Contribution	17
Provincial Contribution	18

Total Caregiver Wage Support Program	35
Manitoba Bridge Grant	200
Manitoba Restart Capital Program	237
Manitoba Gap Protection Program / Manitoba Job Restart Program	68
Wage Subsidy Programs	66
Long-term Recovery Fund	50
Seniors Economic Recovery Credit	45
Post Secondary Transitional Support	25
Pandemic Staffing Support Benefit	10
Canada Emergency Commercial Rent Assistance	6
Disability Economic Support Program	5
Manitoba Green Team Program Expansion	5
Manitoba Scholarship and Bursary Initiative	5
Building Sustainable Communities Program Expansion	2

Total Expenditure Changes Due to COVID-19	1,803
Other Expenditure Changes	(347)

Total Expenditure Changes	1,456

Forecast Expenditures	19,413

PROVINCE OF MANITOBA	2020/21 MID-YEAR REPORT

Expenses are projected to be $1,803 million higher due to COVID-19, offset by reductions in base expenditures of $347 million, resulting in net expense increase from the budget of $1,456 million. The increase in expenditures reflects the additional cost of programs announced in response to the ongoing pandemic. The major variances include:

Health Costs: costs include investments to address COVID-19 of approximately $633 million in 2020/21. These include incremental salary expenses, operating costs of testing and other facilities, personal protective equipment and related supplies, and services such as contact tracing. There is ongoing work to reconcile expenses as being either COVID-19-related or part of RHA base budgets, and these amounts may change in the coming months as the reconciliation continues.

Safe Schools Fund and Safe Restart Contingency Fund: Manitoba has confirmed that the full allocation of its $100 million investment, along with the $85.4 million federal investment, will be provided to keep schools healthy and safe. The funding will be allocated as follows:

•	$48 million of reinvested school division savings

•	$76 million of per pupil allocations for school divisions and independent schools, including $44 million specifically to address staffing needs

•	$39.4 million Safe Restart Contingency Fund – application-based funding to support emerging needs

•	$10 million Manitoba Remote Learning Centre

•	$12 million for personal protective equipment

Risk Recognition Program: Manitoba, in partnership with the federal government, provided a one-time payment to eligible front-line essential workers who took extraordinary risks to keep Manitobans safe. The total cost of this program was $120 million.

Safe Restart Agreement Funding to Municipalities and Transit: Manitoba was responsible for the distribution of the $106 million municipal and transit portion of the Canada-Manitoba Safe Restart Agreement.

Caregiver Wage Support Program: Manitoba, in partnership with the federal government, recently announced the Caregiver Wage Support Program which provides a $5 per hour wage supplement to eligible front-line workers that provide direct patient or residential care to vulnerable Manitobans between November 1, 2020 and January 10, 2021.

Manitoba Bridge Grant: provides up to $10,000 to small and medium-sized businesses, not-for-profits and charities directly impacted by COVID-19 public health order restrictions. The total cost of this program is $200 million. Over $100 million for this commitment was repurposed from other programs, including the Manitoba Gap Protection Program and the Wage Subsidy programs.

Manitoba Restart Capital Program: $237 million representing the 2020/21 portion of the program that includes water and sewage projects through the Municipal Water Services Board and municipal infrastructure priorities. This $500 million program also includes construction and maintenance of roads and highways.

PROVINCE OF MANITOBA	2020/21 MID-YEAR REPORT

Gap Protection Program and the Manitoba Job Restart Program. The Manitoba Gap Protection Program provided a one-time $6,000 grant to eligible Manitoba small and medium-sized businesses. The Manitoba Job Restart Program provided a taxable financial benefit to a maximum of $2,000 to Manitobans who safely returned to work during the summer and voluntarily stopped collecting COVID-19 financial support programs delivered by the federal government. Intake for these programs has now closed and the forecast has been revised from $120 million to $68 million. The balance of this commitment was shifted to the Manitoba Bridge Grant.

$66 million for Wage Subsidy Programs, including:

•

Summer Student Recovery Jobs Program promoted the hiring of high school and post-secondary students who were impacted by the COVID-19 pandemic. The program provided wage subsidies to employers from the private and not-for-profit sectors to employ students aged 15 to 29. In addition to traditional summer jobs, students could help organizations and businesses adapt their workplaces and public spaces to the public health requirements of COVID-19.

•

Manitoba Back to Work This Summer initiative was a hiring program aiming to ease the road to recovery for Manitoba businesses. The program covered 50% of wage costs for up to 10 weeks, between June 1 and August 30, 2020. It was designed to encourage private sector employers to bring back their employees or take on new hires.

•

Back to Work in Manitoba initiative is a hiring program designed to support Manitoba’s economic recovery by encouraging Manitoba employers to bring back their employees or take on new hires. The program covers 50% of wage costs between July 16 and December 31, 2020.

Long-term Recovery Fund: business groups are to provide input to government by early 2021 on how the additional $50 million could be utilized.

Seniors Economic Recovery Credit: provided a $200 one-time tax credit to Manitoba seniors facing additional costs due to COVID-19, such as grocery deliveries and technology purchases to stay connected with loved ones, most of which were delivered as advance payments in May and June. The total program cost was $45 million.

Pandemic Staffing Support Benefit: $10 million to assist non-profit Community Living disABILITY Services residential home providers, child and family services group home providers and child-care centres to address staffing challenges related to the pandemic including overtime costs, replacement staff or paying for sick time.

Post-Secondary Transitional Support: $19 million of reinvested post-secondary savings and incremental provincial funding of $6 million for a total of $25 million.

Commercial Rent Assistance: cost-shared program with the federal government that provides relief for small businesses experiencing financial hardship due to COVID-19 and is valid for the months of April through September. The provincial cost is estimated at $5 million.

Disability Economic Support Program: one-time $200 benefit to lower income Manitobans with disabilities receiving Employment and Income Assistance benefits. The total cost of the program was $5 million.

PROVINCE OF MANITOBA	2020/21 MID-YEAR REPORT

Other Expenditure Changes of $347 million are made up of the following:

•	$22 million under-expenditure in Agriculture and Resource Development related to a decrease in AgriInsurance and Hail Insurance interest.

•

$17 million under-expenditure in Conservation and Climate related to a decrease in Efficiency Manitoba operating costs that are offset by a decrease in revenue, combined with lower activity this fire season.

•

$42 million under-expenditure in Economic Development and Training mainly related to savings identified by the post-secondary institutions; savings were reinvested in post-secondary education through the Post-Secondary Transitional Support.

•	$55 million under-expenditure in Education mainly related to savings identified in School Divisions; a portion of these savings were reinvested as part of the Safe Schools Fund.

•

$24 million under-expenditure in Families mainly related to a decrease in Employment Income Assistance (EIA) program costs as a result EIA recipients being eligible for federal benefits provided in response to COVID-19.

•	$65 million under-expenditure in Enabling Appropriations due to forecasted under-expenditures in the Idea Fund and fund remediation.

•	$40 million under-expenditure in Emergency and Other Appropriations as a result of lower-than-normal flooding impacts.

•	$42 million under-expenditure in Debt Servicing costs due to lower than anticipated interest rates.

•	$40 million of various under-expenditures in departments including $12 million of departmental operating savings.

In addition to the unprecedented spending that is being required for the COVID-19 response, Manitoba’s investments in health care, education and social services are among the highest among provinces in relative terms. Overall, the combined spending in Manitoba on health care, K-12 and post-secondary education, and social services, is the highest per capita in the country at an estimated $10,475 per person or $14.3 billion in 2019.

PROVINCE OF MANITOBA	2020/21 MID-YEAR REPORT

PERSONAL PROTECTIVE EQUIPMENT AND PANDEMIC RESPONSE EXPENSES

The province continues to make significant investments in personal protective equipment (PPE) and other health care equipment related to COVID-19 efforts, such as ventilators and testing swabs. To date, our pandemic response expenses include the following categories:

Total PPE and related materials: $522 Million

Looking ahead, Manitoba is building a robust and sustainable stockpile of medical equipment and materials, including PPEs, to reinforce health care system and public sector supplies in the event of future large-scale health crises and other emergency events. The stockpile is being developed with expertise and insight from medical practitioners and administrators, as well as emergency response and procurement specialists.

In addition, the province has invested in contact tracing throughout the pandemic. The current expenditures include costs associated with the Red Cross’ services, as well as other private sector contracts for a total of approximately $20 million for 2020/21. Additional contact tracing costs by government staff are funded from within existing budget.

The province also announced on December 3 that it will launch a new, dedicated COVID-19 rapid testing service pilot for teachers in Winnipeg in January to coincide with the safe return to school. These efforts are part of a broader expansion of rapid testing throughout the province to help better protect Manitobans, ensure the health and wellness of school communities, and support the province’s overall pandemic response. The government has placed a $40-million order for Songbird Hyris tests, which will help deliver 45,000 additional tests a month. The province is also deploying another 20 Abbott ID NOW tests to communities across the province, in addition to the 13 testing units previously announced.

Preparations in Manitoba are underway on vaccine deployment in collaboration with other governments and key stakeholders. Further information is being provided by the province on an ongoing basis.

PROVINCE OF MANITOBA	2020/21 MID-YEAR REPORT

ACCOUNTING FOR COVID-19 RESPONSE SPENDING

Manitoba’s COVID-19 spending commitment of approximately $3.2 billion represents the total level of multi-year support announced to December 4. It includes the $1.8 billion expenditures in 2020/21 noted in this report. The remaining $1.4 billion includes future year spending allocations (i.e., related to the Manitoba Restart Capital Program, multi-year service contracts such as for contact tracing, and future year PPE inventory and associated costs) as well as various tax and fee deferrals during this fiscal year. The accounting treatments for the 2020/21 and future fiscal years’ spending include:

•

Expenses for inventory, notably the inventory to be housed in the Manitoba Emergency Response Warehouse, are expensed as used, not when purchased. As a result, the cash costs of building up a prudent inventory level will not create an in-year accounting expense in 2020/21.

•	Some commitments are capital investments and only the amortization expense will impact the bottom line this year.

•	Some programs, including the Manitoba Restart Capital Program, include spending that will be expensed over multiple fiscal years matched with the lifecycle of those projects.

The government monitors COVID-19-related expenditures against the available spending authority and may seek additional authority before year-end should the $1.577 billion approved level become insufficient. In addition, not all of the COVID-19 commitments are drawing down on the 2020/21 supplementary spending authority for the following reasons:

•	Supplementary spending authority is required for cash expenditures from the province’s Consolidated Fund. However, until an expenditure is actually incurred, the authority is not drawn down.

•

Supplementary spending authority is approved on an annual basis. As such, spending authority is only required for the current year portion of multi-year COVID-19 commitments, such as the Manitoba Restart Capital Program.

•

There are separate spending appropriations for operating and capital. In situations in which the COVID-19-related capital commitments can be accommodated within the budgeted capital appropriation, they would be. In certain instances, COVID-19 priority capital projects took precedence over “normal course” capital projects, reflecting the need to prioritize provincial resources to the pandemic response.

•	Some of the COVID-19 commitments are funded from the repurposing of amounts in Budget 2020 and from fee deferrals.

•	Provincial authority is required to make disbursements related to federal COVID-19 supports.

PROVINCE OF MANITOBA	2020/21 MID-YEAR REPORT

PROVINCIAL BORROWING AND LIQUIDITY

Manitoba’s legislature approved supplementary borrowing in the spring of $5 billion to ensure sufficient authority is in place to address pandemic funding needs. The government has been able to access the markets to meet its borrowing and financing obligations throughout the pandemic. The challenges for provincial borrowing in the early months of the pandemic have effectively been resolved, and the cost of borrowing has returned to levels that are more in line with pre-pandemic markets.

The government has been able to fulfill its 2020/21 borrowing program objectives to date, inclusive of the additional borrowing required to meet the expenditure increase and revenue decrease pressures from COVID-19. Manitoba intends to stay ahead of its borrowing requirements in an effort to weather any liquidity challenges arising on the back of the pandemic.

Manitoba’s Fiscal Stabilization Account, the Rainy Day Fund, remains at $800 million, providing the certainty of additional liquidity reserves should these funds be required in the event that the government is not able to access further borrowing on the domestic and international markets.

A COMMITTMENT TO BALANCE

Like nearly all governments across the world, Manitoba’s fiscal situation has deteriorated significantly over the past few months. In the October 2020 Speech from the Throne, the government committed to protecting Manitoba’s financial, environmental and energy futures by pursuing a careful, two-term balanced budget plan to eliminate the COVID-19 deficit while investing more in health care and education and lowering taxes, taking more steps for climate action and conservation to protect the province’s environment and clean energy advantage.

With this in mind, the province’s fiscal strategy continues to be refined as we work towards Budget 2021 over the coming months. Furthermore, legislative work to amend the Fiscal Responsibility and Taxpayer Protection Act continues to present a path for Manitoba’s fiscal recovery.

PROVINCE OF MANITOBA 2020/21 MID-YEAR REPORT

Q1 (April)

Start of year: non-essential services & businesses closed, remote learning / Roadmap to safely reopen businesses announced (April 29)

April 3 MB Protection Plan announced (Increased April 17)
- PPE and related materials
- Fee Deferral Estimates
- Sales and Payroll tax deferrals
- Homeless Shelter Response Plan (Expanded June 26 and Sept 17)

April 8 COVID-19 research fund announced

April 11 3D PPE initiative announced

April 13 Connecting Business to Support Programs

April 14 Front-line self-isolation compensation program

April 15 Pandemic Funding Authority Tabled

April 16 Mental Health AbilitiCBT announced

April 21 WCB surplus refunds to businesses

April 22 GAP Protection Program announced

April 23 MPI refunds announced

April 24 Summer Student Recovery Plan announced

April 27 Agri-Food sector support announced

April 28 Testing criteria and capacity increased

Q1 (May)

Restoring Safe Services

Phase 1: Manitoba's economic recovery began Non-essential retail businesses reopened under strict guidelines (May 4)

May 5 Seniors Economic Recovery Credit announced

May 6 Manitoba Scholarship and Bursary Initiative announced

May 7 Manitoba Restart Capital Program announced

May 8 Municipal funding advanced

May 12 MB Green Team Program expansion announced

May 13 Online business marketplace announced

May 20 Community development projects announced

May 25 Canada Emergency Commercial Rent Assistance Program (Cost-shared federally)

May 26 Disability Economic Support Program announced

May 26 Transitional Support for Post-Secondary Institutions

Q1 (June)

Restoring Safe Services

Phase 2: Loosen more restrictions on non-essential services & businesses (June 1)

Phase 3: Occupancy limits removed/lifted (June 21)

June 2 Manitoba Risk Recognition Program (Cost-shared federally)

June 3 Canada-MB Job Grant announced

June 15 Home Nutrition & Learning Project (Expanded Sept 23)

June 18 Back to Work this Summer Program announced

June 22 Personal Care Home Visitation Shelters announced

June 23 MB Job Restart Program announced

June 29 PCH Life Safety Investment announced
- Safety Upgrades in Personal Care Homes
- Digital Health Initiatives
- Equipment and Infrastructure upgrades in Health-Care Facilities

Q2 (July-Sept)

Restoring Safe Services

Phase 4: Allowing the use of non-permeable barriers (e.g. plexiglass) for distances less than two metres (July 25), schools reopened (Sept 8)

July 1 Tax savings come into effect

July 13 Food Insecurity – Canadian Agricultural Partnership (Additional funding July 20)

July 20 Restart Manitoba Event Attraction announced

Aug 24 Safe Schools Funding announced (Additional funding Dec 2)

Aug 26 Childcare Sustainability Trust/ Expand Choice in Childcare announced

Q3 (Oct-Dec)

Closures of non-essential services & businesses to respond to second wave of COVID-19 infections (Nov 12)

Oct 16 Canadian Red Cross Contact Tracing Support announced

Oct 22 Municipal funding increased

Nov 5 Municipal Enforcement Support Program announced

Nov 9 Remote Learning Support Centre announced

Nov 10 Manitoba Bridge Grant Program announced

Nov 18 Pandemic Staffing Support Benefit announced

Nov 27 Caregiver Wage Support Program announced

Nov 30 MPI second round refunds announced

Dec 1 New Benefit to front-line nurses announced

Dec 2 New benefit to doctors required to isolate

Dec 3 MB Chamber of Commerce funding announced

Dec 3 Preliminary plans for vaccine deployment announced

PROVINCE OF MANITOBA      2020/21 MID-YEAR REPORT TIMELINE OF MANITOBA’S ECONOMIC AND INDIVIDUAL SUPPORT PROGRAM ANNOUNCEMENTS

PROVINCE OF MANITOBA	2020/21 MID-YEAR REPORT

MANITOBA ECONOMIC REVIEW AND OUTLOOK

As the COVID-19 pandemic spread around the world, the pace of regional economic activity fluctuated in its path and intensity. The resurgence of the virus in many countries this fall, including in Canada and several provinces, continues to impact households, communities, businesses and governments in unprecedented ways.

The eventual economic recovery is expected to sway until the roll out of vaccines successfully diminish the virus and production adjusts to changing supply and demand conditions.

Considering the high level of uncertainty emanating from the COVID-19 economic shock, forecasts are frequently revised in a material way. The Bank of Canada, for example, revised up Canada’s growth expectation for 2020 from a decline of 7.8% to the current decline of 5.7%.

Manitoba Finance’s Survey of Economic Forecasts is also adjusting to the evolving circumstances. The sharp bounce back during the phased reopening has strengthened this year’s economic outlook from its weakest level in the second quarter of the year, but remains well below budget.

Manitoba Economic Outlook

(per cent change unless noted)

	2019	2020	2021f
Gross Domestic Product
Real	0.6	-4.6	4.1
Nominal	1.0	-3.3	5.2
Employment	0.9	-3.6	3.7
Unemployment Rate (%)	5.3	8.1	6.6
Consumer Price Index	2.2	0.6	1.6
Population	1.2	1.1	1.1

f – Forecast

Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Finance Survey of Economic Forecasts

Real GDP is expected to decline by an average of 4.6% in 2020, compared to a 1.3% increase that was reported in Budget 2020. The rebound in 2021 is currently projected at 4.1%.

Given the uncertainty, the range in the survey is wide, showing a recovery in output to the pre-COVID-19 baseline projections occurring between 2021 to 2023.

Manitoba’s economy entered into the recession in a relatively sound position, with years of strong population growth driving capital spending on residential, commercial and industrial properties to record levels. The unemployment rate fell to 5.3% in 2019, matching the low from 2012.

PROVINCE OF MANITOBA	2020/21 MID-YEAR REPORT

However, the impact from the COVID-19-induced recession was immediate, eliminating almost 90,000 jobs and slashing retail spending by 26% within a two-month period.

Statistics Canada reported that 46.2% of Manitoba businesses surveyed had their revenue drop by 20% or more in April 2020, compared to the same month, a year earlier. Although significant, this was the lowest impact among provinces and below the 59.6% national average.

Through controlled reopening of segments of the provincial economy, pent-up retail shopping, coupled with a back-log in manufacturing and wholesale shipments, combined sales were up by almost 30% since April, to a record $5.3 billion.

Total capital investment in residential and non-residential buildings fell by 23% from February to April, but has since increased by 79%, setting a monthly record in both August and September. On a year-to-date basis, spending on these properties is up 9.8%, the largest increase among provinces and compared to a 3.7% decline in the national average.

In their latest survey update, Statistics Canada showed that Manitoba’s August share of business revenue losses of 36.4% was the second lowest among provinces and below the 41.9% national average. Attracted by low interest rates and building up of savings from restrained discretionary spending, Manitoba’s residential property transactions accelerated in the second half of the year and are expected to post double digit growth in both unit sales and in dollar volume in 2020.

PROVINCE OF MANITOBA	2020/21 MID-YEAR REPORT

The summer and early-fall had been unexpectedly strong for some sectors in Manitoba, but is uneven with some recovering sooner than others. The labour market statistics reveal that employment is down by 22,200 jobs in the first 11 months of 2020, compared to the same period in 2019.

Almost 45% of the decline in jobs is concentrated in businesses operating in the accommodation and food services, and in information and culture industries. These businesses are all heavily impacted by COVID-19 restrictions. Conversely, businesses in professional, scientific and technical services have

PROVINCE OF MANITOBA	2020/21 MID-YEAR REPORT

increased employment by 5.1% on a year-to-date basis in 2020, reflecting the ability of these sectors to more easily operate virtually.

Wages and salaries, the largest component of personal taxable income, fell by 8.1% from February to May, and has rebounded by 5.6% by September. During the first nine months of the year, wages and salaries were down by 4.0%, the third largest decrease among provinces but below a 2.0% national average decline. A contraction in annual wages and salaries in 2020 would represent the first decline since 1961.

Although there are positive signs on the horizon with the emerging availability of COVID-19 vaccines, the economic recovery phase is expected to be prolonged and uneven until at least 2022, due to the uncertainty of viral resurgence around the world, the need and distribution of government supports for healthcare, households, and other economic supports, and the structural economic adjustments necessitated by the magnitude of the COVID-19 recession.

The resurgence of the virus in the second wave has elevated uncertainty in the economic outlook and presents new downside risks. Consistent with previous releases, the results from the latest Manitoba Finance Survey of Private Sector Forecasts indicate a strong recovery over the next two years.

As forecast agencies start to incorporate the estimated economic impact from the second wave in their outlooks, the December survey shows growth in Manitoba being lowered in 2021 and increased in 2022, compared to the November Survey.

PROVINCE OF MANITOBA	2020/21 MID-YEAR REPORT

The following graphs provide an overview of the revisions to several key economic indicators since the onset of COVID- 19 in Manitoba. The rank indicates Manitoba compared to the other provinces on each of the indicators.

PROVINCE OF MANITOBA	2020/21 MID-YEAR REPORT

SUMMARY REVENUE

Millions of Dollars

UNAUDITED	Forecast	Budget	Change
Income Taxes
Individual Income Tax	3,726	3,982	(256)
Corporation Income Tax	498	639	(141)

Subtotal: Income Taxes	4,224	4,621	(397)

Retail Sales Tax	1,977	2,021	(44)
Education Property Taxes	887	887	—
Other Taxes
Green Levy	—	218	(218)
Corporations Taxes	313	335	(22)
Fuel Taxes	300	354	(54)
Land Transfer Tax	90	98	(8)
Levy for Health and Education	369	399	(30)
Tobacco Tax	196	199	(3)
Other Taxes	9	12	(3)

Subtotal: Other Taxes	1,277	1,615	(338)

Tuition Fees	371	389	(18)
Fees and Other Revenue
Fines and Costs and Other Legal	46	48	(2)
Minerals and Petroleum	10	14	(4)
Automobile and Motor Carrier Licences and Fees	193	186	7
Parks: Forestry and Other Conservation	29	24	5
Water Power Rentals	126	122	4
Service Fees and Other Miscellaneous Charges	1,480	1,575	(95)

Subtotal: Fees and Other Revenue	1,884	1,969	(85)

Federal Transfers
Equalization	2,510	2,510	—
Canada Health Transfer	1,520	1,521	(1)
Canada Social Transfer	545	546	(1)
COVID-19 Transfers	648	—	648
Shared Cost and Other Transfers	588	559	29

Subtotal: Federal Transfers	5,811	5,136	675

Net Income of Government Business Enterprises	620	747	(127)

Sinking Funds and Other Earnings	314	352	(38)

Total Summary Revenue	17,365	17,737	(372)

PROVINCE OF MANITOBA	2020/21 MID-YEAR REPORT

SUMMARY EXPENSE

Millions of Dollars

UNAUDITED	Forecast	Budget	Change
Legislative Assembly	49	50	(1)
Executive Council	6	6	—
Agriculture and Resource Development	436	458	(22)
Central Services	208	212	(4)
Civil Service Commission	28	28	—
Conservation and Climate	199	216	(17)
Crown Services	2	2	—
Economic Development and Training	1,792	1,738	54
Education	3,134	3,004	130
Families	2,159	2,168	(9)
Finance	526	111	415
Health, Seniors and Active Living	7,460	6,827	633
Indigenous and Northern Relations	30	33	(3)
Infrastructure	489	497	(8)
Justice	702	706	(4)
Municipal Relations	772	427	345
Sport, Culture and Heritage	111	117	(6)
Enabling Appropriations	190	255	(65)
Emergency and Other Appropriations	161	101	60
Debt Servicing	959	1,001	(42)

Total Summary Expense	19,413	17,957	1,456